Bundy Group Securities, LLC
Financial Statements and Supplementary Information
December 31, 2021

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document to be posted on www.sec.gov.

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SEC FILE NUMBER
8-70623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/19/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bundy Group Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1850 E 3rd St., Suite 160
(No. and Street)

Charlotte	NC	28204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William C. Bundy, Jr.	704-503-9464	clint@bundygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM C. BUNDY, JR, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUNDY GROUP SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARLON CAMPBELL
Notary Public - North Carolina
Mecklenburg County
My Commission Expires Jan 27, 2024

Notary Public 02/16/2022

Signature:

Title:
CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bundy Group Securities, LLC
TABLE OF CONTENTS
Audited Financial Statements for the Period March 19, 2021 (date of FINRA approval) through December 31, 2021

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bundy Group Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bundy Group Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bundy Group Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bundy Group Securities, LLC's management. Our responsibility is to express an opinion on Bundy Group Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 15, 2022

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Bundy Group Securities, LLC
STATEMENT OF FINANCIAL CONDITION – PAGE 2
As of December 31, 2021

ASSETS		
Cash	$	35,929
Due From Related Party		78
Prepaid Expenses		2,008
TOTAL ASSETS	$	38,015
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	15
Total Liabilities		15
Member's Equity		38,000
TOTAL LIABILITIES AND MEMBER EQUITY	$	38,015

See accompanying notes to financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Bundy Group Securities, LLC (the "Company") was formed as a North Carolina limited liability company on September 18, 2020 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is approved by FINRA to offer private placement offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, and share in commissions earned by other Broker Dealers. The Company received its approval for FINRA membership on March 19, 2021.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash balances in one financial institution located in Charlotte, NC. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. During the review period bank balances did not exceed 69,997. In 2021, no securities business was conducted, and thus there was no customer revenue concentration.

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liabilities have been included in the financial statements. As of December 31, 2021, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 15, 2022, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

The Company did not earn any revenue from securities business during the review period. The only revenue earned was reimbursements from its registered representatives for certain expenses incurred by the Company. In the future, if the Company receives retainer or other fees, as stipulated in an executed client engagement letter, it will adopt ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customer that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or services to a customer. The Company is evaluating its accounting standards and will implement as required.

NOTE B –REGULATORY REQUIREMENTS

The Company operates under the "Non-Covered Firm" provision of SEC Rule 15c3-3. The Company has met the identified conditions of footnote 74 to SEC Release 34-700073 from FINRA approval date March 19, 2021 through December 31, 2021.

NOTE C – COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio may change from day to day, but as of December 31, 2021, were as follows:

Net capital $35,914

Excess net capital $30,914

Net capital ratio (ratio of indebtedness to capital) 0.0004

NOTE E

The Company is approved by FINRA to offer private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, and share in commissions earned by other Broker Dealers. Consequently, it may earn retainer, advisory, and/or success fees going forward, which would be considered securities business revenue. It is anticipated that future engagement letter agreements with customers will contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). Consequently, in the future. deferred income may be accrued, until deliverables are met. As of December 31, 2021, deferred revenue was zero as no revenue from securities business was conducted.

NOTE F – RELATED PARTY

The Company paid its affiliate under an Expense Sharing Agreement (ESA) dated March 17, 2021, for shared office, employee, and administrative services. The ESA renews annually, or will be updated prior, if a material change occurs. The amount expensed under the ESA was $7,875. The Company also reimbursed an affiliate $2,457 for expenses paid by the affiliate on behalf of the Company. The expenses are reflected in the Statement of Income for the period between March 19, 2021 (FINRA approval date) and December 31, 2021. The Company has an amount due from affiliate of $78 as of December 31, 2021.